MEMORANDUM
TO:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Senior Attorney Jackson National Asset Management, LLC
DATE:	April 2, 2013
SUBJECT:
Response to Comments to the Registration Statement filed on Form N-1A on February 6, 2013 for Curian Variable Series Trust (“CVST” or “Registrant”)
File Nos: 333-177369 and 811-22613 (the “Registration Statement”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments received via telephone on March 21, 2013 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.
If the registrant intends to distribute any summary prospectus, please confirm that the legend required by Rule 498(b)(1)(v) is included at the beginning of each summary prospectus. See 17 C.F.R. sec. 230. 498(b)(1)(v).

RESPONSE:  The Registrant intends to utilize the summary prospectus and confirms that the required legend will be included at the beginning of each Fund’s summary prospectus.

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information (“SAI”) and most recent reports to shareholders, online at http://hosted.rightprospectus.com/Jackson/CurianVariableSeriesTrust. You can also get this information at no cost by calling 1-800-873-5654 (Annuity and Life Service Center), 1-800-599-5651 (NY Annuity and Life Service Center), 1-800-777-7779 (for contracts purchased through a bank or financial institution) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), or by sending an email request to ProspectusRequest@jackson.com.  The current Prospectus and SAI, both dated April 29, 2013, are incorporated by reference into (which means it legally is a part of) this Summary Prospectus.

b.
For all funds that have no acquired fund fees and expenses line, please confirm supplementally that none of those funds have any acquired fund fees and expenses in excess of one basis point as per Item 3, Instruction 3(f)(i) of Form N-1A.

RESPONSE:  The Registrant confirms that the disclosure for the Funds’ fees and expenses tables is in compliance with Item 3(f)(i) of Form N-1A.

c.
For all fund of funds, confirm that “underlying funds risk” is included in the principal risk section of the summaries and confirm that the secondary risks – in the non-summary additional information – include the risks of those underlying funds.  Item 4 of Form N-1A requires a summary of the principal risks of investing in the fund.  Please determine which of the risks of the underlying funds constitute principal risks of the fund that invests in them.

RESPONSE:  The Registrant confirms that each Fund that is a ‘fund-of-funds’ discloses the principal risks that are applicable to the Fund’s portfolio in the principal risks section for that Fund, including the anticipated principal risks that may be a result of the Fund’s investment in one or more underlying funds.  The Registrant also confirms that each Fund that is a ‘fund-of-funds’ includes secondary risks that are included in the “Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)” section, including the anticipated secondary risks that may be a result of the Fund’s investment in one or more underlying funds.

d.
For all Funds where “Sub-Adviser” is defined, please consider using the sub-adviser’s full name before defining them as the “Sub-Adviser.”  See the Curian/Lazard International Strategic Equity Fund (page 58) as an example.

RESPONSE:  The Registrant has made conforming changes throughout the prospectus, as applicable.

e.
Please complete all blanks in the Prior Performance of Similar Accounts sections and other sections of the prospectus and submit a filing pursuant to Rule 485(a) in response to the comments provided by the Commission Staff.  (Additional filing under Rule 485(a) does not have to be conducted if Prior Performance of Similar Accounts sections are not used).

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus and, therefore, does not intend to file changes to the requested information in a filing pursuant to Rule 485(a).

f.
Please make conforming changes throughout the prospectus, as applicable.  Wherever a comment has applicability to several funds in the Trust, please identify in the prospectus for each fund where a change was made in response to these comments.

RESPONSE:  The Registrant has made conforming changes throughout the prospectus, as applicable.

2.	Summary Overview and Statutory Section – Principal Investment Risks for all Funds

For all Funds using “Leveraging Risk” under the Principal Investment Risks section of the summary overview and statutory sections of the prospectus, please use “Leverage Risk” instead as it is more commonly used in U.S. disclosure filings.

RESPONSE:  The Registrant has made conforming changes throughout the prospectus, as applicable.

3.	Statutory Section – Curian/Aberdeen Latin America Fund

Please correct the typo in the Investment Objective section on page 104.

RESPONSE:  The Registrant will modify its disclosure to correct the typo as follows:

The investment objective of the Curian/Aberdeen Latin America Fund (the “Fund”) is to seek ~~to~~ long-term capital appreciation.

4.
Statutory Section – Prior Performance for Similar Accounts (Curian/Ashmore Emerging Market Small Cap Equity Fund, Curian/Baring International Fixed Income Fund, Curian/Lazard International Strategic Equity Fund, and Curian/UBS Global Long Short Income Opportunities Fund)

Please describe within the prospectus and discuss supplementally the differences between the investment limitations and other restrictions in the following sentence: “In addition, the Other Accounts were not subject to certain investment limitations and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which if applicable, may have adversely affected the performance results of the composite.” See page 108, second paragraph, third sentence.

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus.

5.
Statutory Section – Prior Performance for Similar Accounts (Curian/Ashmore Emerging Market Small Cap Equity Fund, Curian/Baring International Fixed Income Fund, Curian/Lazard International Strategic Equity Fund, and Curian/UBS Global Long Short Income Opportunities Fund)

Please confirm that the data for the Prior Performance of Similar Accounts performance charts will be provided to SEC staff before submitting a filing pursuant to Rule 485(b).

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus.

6.
Statutory Section – Prior Performance for Similar Accounts (Curian/Ashmore Emerging Market Small Cap Equity Fund, Curian/Baring International Fixed Income Fund, Curian/Lazard International Strategic Equity Fund, and Curian/UBS Global Long Short Income Opportunities Fund)

Please explain supplementally how the Prior Performance of Similar Accounts performance charts are consistent with SEC’s No Action Letters and specify which letters are being relied upon.

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus.

7.
Statutory Section – Prior Performance for Similar Accounts (Curian/Ashmore Emerging Market Small Cap Equity Fund, Curian/Baring International Fixed Income Fund, Curian/Lazard International Strategic Equity Fund, and Curian/UBS Global Long Short Income Opportunities Fund)

In the section preceding the Prior Performance of Similar Accounts performance chart, please define in the prospectus the broad-based index and explain why it is an appropriate index for comparison.

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus.

8.
Statutory Section – Prior Performance for Similar Accounts (Curian/Ashmore Emerging Market Small Cap Equity Fund, Curian/Baring International Fixed Income Fund, Curian/Lazard International Strategic Equity Fund, and Curian/UBS Global Long Short Income Opportunities Fund)

In the section following the Prior Performance of Similar Accounts performance chart, please clarify in the prospectus whether estimated net operating expenses include all actual fees and expenses incurred by other accounts including any sales loads.  If the actual expenses of the other accounts are less than the Fund’s fees and expenses, please state in the prospectus.  See page 109, second paragraph, second sentence.

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus.

9.	Statutory Section – Prior Performance for Similar Accounts (Curian/Schroder Emerging Europe Fund)

Please explain in the prospectus and supplementally whether the “one pooled investment vehicle” in the following sentence is one of the 5 portfolios described in footnote 4 on page 127.  “(Note that as of the date hereof the composite is comprised of one pooled investment vehicle that is not registered under the Investment Company Act of 1940).”

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus.

10.	Statutory Section – Prior Performance for Similar Accounts (Curian/Schroder Emerging Europe Fund)

Please rewrite the last sentence on page 126 in plain English, specifically the phrase, “As of the date hereof.”

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus.

11.	Statutory Section – Prior Performance for Similar Accounts (Curian/Schroder Emerging Europe Fund)

Please explain supplementally why a hypothetical fee is appropriate and how it complies with the Global Investment Performance Standards GIPS®. See page 127, last sentence of footnote 3.

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus.

12.	Statutory Section – Prior Performance for Similar Accounts (Curian/Schroder Emerging Europe Fund)

Please reconcile the third sentence of the last paragraph on page 126 which states that “the Sub-Adviser has prepared the historical performance shown for the composite in compliance with the Global Investment Performance Standards” and footnote 3 on page 127 that states that “This performance data is intended to be prepared in compliance with the Global Investment Performance Standards GIPS®.”

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus.

13.	Statutory Section – Prior Performance for Similar Accounts (Curian/Schroder Emerging Europe Fund)

Please explain supplementally whether “composite” defined in the first sentence of footnote 2 on page 127 is equivalent to “other accounts” defined in the third sentence of footnote 2 on page 127.  Please revise this language in the prospectus if these definitions are not equivalent and explain the differences.

RESPONSE:  The Registrant has deleted the Prior Performance of Similar Accounts sections in their entirety from the prospectus.

14.           Additional Information About Each Fund

Please use “Curian Capital, LLC” when defining “Adviser.”

RESPONSE:  The Registrant has made conforming changes throughout the prospectus, as applicable.

15.	Statement of Additional Information - “Investment Restrictions”

Please change the title from “Investment Restrictions” to “Fundamental Policies.” See page 35.

RESPONSE:  The Registrant has amended the respective language on page 35. We have changed the title to IV. Fundamental and Operating Policies.

16.	Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits consents, and other required disclosure not included in this pre-effective amendment.  Where required by Item 28 of Form N-1A, please file actual agreements as opposed to “form of” agreements, e.g. advisory agreements and underwriting contracts and reinsurance contracts.  If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

RESPONSE:  The Registrant confirms that the above-referenced information will be included in compliance with Item 28 of Form N-1A and Regulation C of the Securities Act of 1933.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:           File

225 West Wacker Dr., Suite 1200 Chicago, IL 60606 Phone: (312) 730-9721 Fax: (312) 236-3911 email: diana.gonzalez@jackson.com